Exhibit 99.1

Criteo Names Mimi Gigoux EVP, Human Resources

New York – 22 October, 2014 – Criteo (NASDAQ: CRTO), the performance advertising technology company, today announced the appointment of Mimi Gigoux as Executive Vice President, Human Resources. Mimi will lead all Human Resources operations globally reporting to President and Chief Operating Officer, Eric Eichmann. Mimi joins Criteo from Calix Inc. where she served as SVP, Talent and Culture. Prior to this she was SVP, Human Resources at Extreme Networks Inc.

“We’re delighted to have Mimi join Criteo. Her exceptional track-record in attracting and developing talent in fast growing global technology companies will enable Criteo’s continued success,” said Eric Eichmann, President and COO. “Mimi’s experience will drive the evolution of our company as a great place to work and an incubator for excellence.”

“I’m thrilled to be joining Criteo at such an exciting time in the progression of the company,” said Mimi. “The intrinsically innovative and inclusive culture provides a fantastic foundation to continue to attract and nurture top talent. I look forward to working with all members of the Criteo team to further enhance the culture and develop their careers.”

Mimi has 27 years experience in the technology industry across networking, telecommunications and product. During that time she has led Human Resources functions in organisations including Harris Stratex Networks, Digital Fuel, NeoForma, Mirapoint Technologies and Redback Networks Inc. Internationally renowned for her work in acquisition integration, Mimi has contributed to a number of books on the subject and founded the M&A Integration function during her time at Cisco.

In addition to this, Mimi also founded her own consultancy business Tribal Works Consulting, and provided consulting services to both private and public companies.

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About Criteo

Criteo delivers personalized performance advertising at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,000 employees in 17 offices across the Americas, Europe and Asia-Pacific, serving over 6,000 advertisers worldwide with direct relationships with over 7,000 publishers.

For more information, please visit http://www.criteo.com.

Contact:

Emma Ferns

Criteo

e.ferns@criteo.com